Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 646 201 9246
Email: investors@RRsat.com

For Immediate Release

RRSAT EXPANDS AGREEMENT WITH SONY PICTURES TELEVISION
INTERNATIONAL AND BROADCASTS AXN SCI-FI TO RUSSIA

OMER, Israel – May 19, 2008 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has been chosen to distribute AXN SCI-FI, the science fiction channel from Sony Pictures Television International (“SPTI”) into Russia, over its premier RRsat Global Network.

The new agreement will leverage extensive capabilities of the RRsat Global Network including RRsat’s fiber optic from the United Kingdom and encrypted satellite distribution services over the ABS-1 Satellite. As part of the agreement, RRsat will also provide value added services such as encryption.

“We are proud to expand our relationship with SPTI, taking the channel to new regions by leveraging the advanced capabilities RRsat’s premier Global Network offers its customers. This agreement further demonstrates the added value RRsat’s customers gain from our total end-to-end solution, from broadcasting through distribution, while expanding the channels boundaries to reach to new countries, regions and continents,” said David Rivel, CEO and Founder of RRsat.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 425 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, and (iii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2007 and our Current Reports on Form 6-K.